[Company Letterhead]

February 24, 2006

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended October 2, 2005
File No. 001-12415

Dear Mr. Hartz:

We are in receipt of your letter dated February 17, 2006 regarding comments on the Company’s Annual Report on Form 10-K for our fiscal year ended October 2, 2005.

Our responses to your comments are provided below.

Comment:

1.	In note 15 to your selected financial data table, you say that EBITDA is frequently used to measure your ability to service debt, as well as to determine your financial performance. We note that you appropriately provided a reconciliation of EBITDA to net income (loss) since you use EBITDA as a financial performance measure. In future filings, please also provide a reconciliation of EBITDA to cash flows from operations since you also use EBITDA as a liquidity measure.

Response:

In future filings we will provide a reconciliation of EBITDA to cash flows from operations.

Comment:

2.	We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal accounting officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Response:

This will confirm that our disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act are accumulated and communicated

Mr. John Hartz

United States Securities and Exchange Commission

February 24, 2006

to our management, including our principal executive and principal accounting officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings we will state the full definition of disclosure controls and procedures.

Comment:

3.	We assume your line item, “(decrease) increase in unpresented bank drafts in excess of cash available for offset” represents bank overdrafts. Please confirm our understanding or provide us with the circumstances surrounding this line item should our assumption be incorrect.

Response:

The line item, “(decrease) increase in unpresented bank drafts in excess of cash available for offset” represents changes in book overdrafts (i.e. a credit balance exists in the general ledger as a result of issuing checks in excess of the bank account balance) and not bank overdrafts. Although they have been issued, the bank drafts have not been presented to the bank for payment. It is our consistent policy to treat changes in all book and bank overdrafts as financing activities in the statement of cash flows.

Comment:

4.	We understand that you “record reserves for environmental liabilities when environmental investigation and remediation obligations are probable and related costs are reasonably estimable.” Please tell us whether you believe it is remote or reasonably possible that material losses may have resulted from environmental remediation matters and/or environmental investigations related to your current or former facilities.

Response:

We believe it is remote that material losses may have resulted from environmental remediation matters and/or environmental investigations related to our current or former facilities.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if we may clarify any of our responses or provide additional information.

Cordially,

/s/ Kevin C. Kern
Kevin C. Kern
Vice-President Administration
Chief Financial Officer

Cc:	Dale Welcome, Staff Accountant
John Cash, Accounting Branch Chief